                                                                    EXHIBIT 12.1


               BRAND INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

                 RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                       (In thousands except ratio amounts)


                                                                                                             Brand Intermediate
                                                           DLJ Brand Holdings, Inc. (Predecessor)              Holdings, Inc.
                                                     ---------------------------------------------------     -----------------
                                                         Year Ended December 31,        January 1, 2002      October 17, 2002
                                                     ------------------------------          through              through
                                                         2000              2001         October 16, 2002     December 31, 2002
                                                     ------------      ------------     ----------------     -----------------
EARNINGS:
   Pretax income (loss)                              $     (7,172)     $        563     $          9,753     $          (2,961)
   Fixed charges                                           29,245            31,049               22,890                 7,369
                                                     ------------      ------------     ----------------     -----------------
           Earnings                                        22,073            31,612               32,643                 4,408
                                                     ------------      ------------     ----------------     -----------------
FIXED CHARGES:
   Interest expense                                        22,052            22,750               15,525                 7,105
   Interest portion of rental expense                         855               991                  789                   264
   Accretion of preferred stock dividends of
   subsidiary                                               6,338             7,308                6,576                    --
                                                     ------------      ------------     ----------------     -----------------
           Total fixed charges                       $     29,245      $     31,049     $         22,890     $           7,369
                                                     ------------      ------------     ----------------     -----------------

Ratio of earnings to fixed charges and preferred
   stock dividends (1)                                       0.8x              1.0x                 1.4x                  0.6x
                                                     ============      ============     ================     =================



(1) For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends of subsidiary, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends of subsidiary. The deficiency of earnings to cover fixed charges for the year ended December 31, 2000 and for the period from October 17, 2002 through December 31, 2002 was $7,172 and $2,961, respectively.